Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations attributable to common shareholders	$336,249	$335,663	$251,225	$262,344	$283,940
Income taxes	192,542	170,465	152,574	107,261	151,157
Fixed charges	238,286	234,184	227,274	206,896	195,144
Total earnings	$767,077	$740,312	$631,073	$576,501	$630,241

Fixed Charges:
Interest charges	$229,326	$225,269	$218,969	$197,964	$186,702
Amortization of debt discount	4,616	4,559	4,675	4,702	4,639
Estimated interest portion of annual rents	4,344	4,356	3,630	4,230	3,803
Total fixed charges	$238,286	$234,184	$227,274	$206,896	$195,144

Ratio of Earnings to Fixed Charges (rounded down)	3.21	3.16	2.77	2.78	3.22